UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

KKR & Co. Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

48251W 104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48251W 104	13G

1	NAME OF REPORTING PERSON
KKR Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
299,083,916

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
299,083,916

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
299,083,916

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 48251W 104	13G

1	NAME OF REPORTING PERSON
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,280,056

	6	SHARED VOTING POWER
303,766,309

	7	SOLE DISPOSITIVE POWER
12,280,056

	8	SHARED DISPOSITIVE POWER
303,766,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
316,046,365

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 48251W 104	13G

1	NAME OF REPORTING PERSON
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,188,755

	6	SHARED VOTING POWER
303,751,082

	7	SOLE DISPOSITIVE POWER
8,188,755

	8	SHARED DISPOSITIVE POWER
303,751,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
311,939,837

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

STATEMENT ON SCHEDULE 13G

This is Amendment Number 8 to the Statement on Schedule 13G filed on February 14, 2011 (the “Schedule 13G”).

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of Class A Common Stock (the “Class A Common Stock”) of KKR & Co. Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:
KKR & Co. Inc.

(b)	Address of Issuer’s Principal Executive Offices:
9 West 57th Street, Suite 4200
New York, NY 10019

Item 2.

(a)	Name of Persons Filing:
KKR Holdings L.P.
Henry R. Kravis
George R. Roberts

(b)	Address of Principal Business Office, or, if none, Residence:
The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)	Citizenship:
See Item 4 of each cover page.

(d)	Title of Class of Securities:
Class A Common Stock

(e)	CUSIP Number:
48251W 104

Item 3.

Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

As of December 31, 2018, KKR Holdings L.P. may be deemed to be the beneficial owner of 299,083,916 shares of Class A Common Stock, consisting of the 2,677 shares of Class A Common Stock and 299,081,239 KKR Group Partnership Units (which are, together with shares of Class C Common Stock of the Issuer, exchangeable into shares of Class A Common Stock on a one-for-one basis) that it owns.  KKR Management Holdings L.P., KKR Fund Holdings L.P. and KKR International Holdings L.P. are together referred to as the “KKR Group Partnerships” and one Class A partner interest in each of the KKR Group Partnerships, when held together, represents one “KKR Group Partnership Unit.”

KKR Holdings L.P. is a limited partnership that is controlled by KKR Holdings GP Limited, its sole general partner. Messrs. Henry Kravis and George Roberts, by virtue of their rights under the organizational documents of KKR Holdings GP Limited, may be deemed to beneficially own the KKR Group Partnership Units and shares of Class A Common Stock owned by KKR Holdings L.P.

As of December 31, 2018, Mr. Kravis may be deemed to be the beneficial owner of 316,046,365 shares of Class A Common Stock, based on the 2,677 shares of Class A Common Stock and 299,081,239 KKR Group Partnership Units owned by KKR Holdings L.P., 1,028,156 shares of Class A Common Stock held by KKR MIF Fund Holdings L.P., 3,639,010 shares of Class A Common Stock held by KKR Reference Fund Investments L.P. and 12,295,283 shares of Class A Common Stock owned directly, by his spouse, or through certain entities he controls.

As of December 31, 2018, Mr. Roberts may be deemed to be the beneficial owner of 311,939,837 shares of Class A Common Stock, based on the 2,677 shares of Class A Common Stock and 299,081,239 KKR Group Partnership Units owned by KKR Holdings L.P., 1,028,156 shares of Class A Common Stock held by KKR MIF Fund Holdings, L.P., 3,639,010 shares of Class A Common Stock held by KKR Reference Fund Investments L.P. and 8,188,755 shares of Class A Common Stock owned through certain entities he controls.

(b)	Percent of class:

As of December 31, 2018, (i) KKR Holdings L.P. may be deemed to be the beneficial owner of approximately 35.8% of the Issuer’s outstanding shares of Class A Common Stock, (ii) Mr. Kravis may be deemed to be the beneficial owner of approximately 37.8% of the Issuer’s outstanding shares of Class A Common Stock, and (iii) Mr. Roberts may be deemed to be the beneficial owner of approximately 37.3% of the Issuer’s outstanding shares of Class A Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote
See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

KKR HOLDINGS L.P.

By:	KKR Holdings GP, Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBITS

Exhibit Number	Title

1
Joint Filing Agreement, dated February 14, 2011, among KKR Holdings L.P., Henry R. Kravis and George R. Roberts (filed as Exhibit 1 to the Schedule 13G filed on February 14, 2011 and incorporated herein by reference).

2	Power of attorney, dated May 28, 2014, granted by Henry R. Kravis (filed as Exhibit 2 to Amendment No. 4 to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).

3	Power of attorney, dated May 28, 2014, granted by George R. Roberts (filed as Exhibit 3 to Amendment No. 4 to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).

4	Power of attorney, dated May 28, 2014, granted by William J. Janetschek (filed as Exhibit 4 to Amendment No. 4 to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).